UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-10351

PCS Nitrogen 401(k) Savings Plan

(Exact name of registrant as specified in its charter)

c/o Potash Corporation of Saskatchewan Inc. 122 - 1st Avenue South Saskatoon, Saskatchewan, Canada S7K 7G3 306 / 933-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under and Common Shares to be offered and sold under the PCS Nitrogen 401(k) Savings Plan

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees, successor to the PCS Nitrogen 401(k) Savings Plan, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PCS U.S. EMPLOYEES’ SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

Date: June 26, 2012	/s/ David R. Haverick
	Name:	David R. Haverick
	Title:	Senior Director, Corporate Benefits and HR
Finance, PCS Administration (USA), Inc., as
Plan Administrator

*	Effective as of December 31, 2011, the PCS Nitrogen 401(k) Savings Plan (the “Savings Plan”) was merged with and into the PCS White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees, and the merged plan was renamed the PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees. As a result, the interests in the Savings Plan, which constituted securities registered pursuant to the Securities Act of 1933, no longer exist. Therefore, this Form 15 has been filed to suspend the Savings Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934.